Exhibit M

Sample 5th Year (assuming 6% return and current charges) Calculations:

Park Avenue Life (Form '95)

I.    Policy Account Value @ 6% Return (Year 5) = $8,382

      The Policy Account Value is equal to the sum of:

      a) the prior year's (i.e., 12/31 of the 4th policy year) account value ($6,566); plus
      b)    the Basic Scheduled Premium ($2,225); plus
      c)    unscheduled payments, if any (0); minus
      d)    the premium charge ($211); minus
      e)    the sum of: [withdrawals, if any (0); plus
      e)    outstanding loans, if any (0); plus
      g)    loan interest (0)]; minus
      h)    the cost of insurance ($368); minus
      i)    the administrative charge ($120); minus
      j)    the annualized per policy monthly expense ($48); minus
      k)    the guaranteed insurance amount charge ($30); minus
      l)    the handling fee for unscheduled premiums, if any (0); plus
      m)    the investment earnings on the policy account value ($368).

II.   Policy Cash Surrender Value @ 6% Return (Year 5) = $7,114

      The Policy Cash Surrender Value is equal to the sum of:

      e)    the policy account value ($8,382); minus
      f)    the annual surrender charge ($1,268).

III.  Policy Net Cash Surrender Value @ 6% Return (Year 5) = $7,114

      The Policy Net Cash Surrender Value is equal to the sum of:

      e)    the policy cash surrender value ($7,114); minus
      f)    the outstanding loan, if any (0).

IV.  Policy Net Death Benefit (Option 1, Option 2 and Option 3)

      The Policy Net Death Benefit is equal to the sum of:

      a)    if Option 1, is equal to the face amount ($250,000).

      b)    If Option 2, is equal to the face amount ($250,000); plus

            any excess amount of the policy account value over the benchmark value. Note: since the benchmark value for this example exceeds the policy value, this amount is equal to: (0);